Tenet Announces Short Form Prospectus Public Offering

Toronto, Ontario--(Newsfile Corp. - September 28, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC

Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced that it has obtained a receipt for a preliminary short form prospectus dated September 27, 2022 (the "Prospectus") from the securities regulatory authority in the province of Ontario in connection with a marketed public offering (the "Offering") of units of the Company (the "Units") for aggregate gross proceeds of a minimum of $20,000,000 and a maximum of $30,000,000. The Offering is being led by Research Capital Corporation (the "Agent") as lead agent and sole bookrunner on a 'commercially reasonable efforts' basis.

The net proceeds raised under the Offering will be used by the Company to launch, market and operate its Business Hub™ in North America, to help with the continuing expansion of its services in China, as well as for working capital and general corporate purposes.

Each Unit shall be comprised of one common share of the Company (a "Unit Share") and one common share purchase warrant of the Company (a "Warrant"). Each Warrant will be exercisable into one common share of the Company (a "Warrant Share") at an exercise price to be determined in the context of the market for a period of twenty-four months from the date of issuance thereof. The offering price of each Unit (the "Offering Price"), and the exercise price of each Warrant will be determined in the context of the market prior to the filing of the final short form prospectus in respect of the Offering.

The Company has granted the Agent an option (the "Over-Allotment Option") to purchase such number of additional Units as is equal to 15% of number of Units sold pursuant to the maximum Offering at the Offering Price, which Over-Allotment Option will be exercisable at any time up to 48 hours prior to the Closing Date (as defined below).

The Offering is expected to close on October 21, 2022 or such other date or dates as may be determined by the Company and the Agent (the "Closing Date") and is subject to certain conditions including, but not limited to the execution of an agency agreement in respect of the Offering and the receipt of all necessary regulatory approvals including the approval of the Canadian Securities Exchange (the "Exchange") and the applicable securities regulatory authorities.

The Company has given notice to list the Unit Shares and the Warrant Shares (including the Unit Shares and Warrant Shares issuable upon exercise of the Over-Allotment Option) on the Exchange. Listing will be subject to the Company fulfilling all of the requirements of the Exchange. A copy of the Prospectus is available under the Company's profile at www.sedar.com.

The Units are to be offered on a commercially reasonable efforts agency basis through the Agent by way of short form prospectus to be filed in the provinces of Ontario, Quebec, British Columbia and Alberta.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology and artificial intelligence companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com.

For more information, please contact:

Tenet Fintech Group Inc.

Branka Petrovic, Investor Relations & Marketing
437-778-7238
bpetrovic@tenetfintech.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

On behalf of the board of directors of Tenet Fintech Group Inc.

Johnson Joseph

CEO and Director

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

***NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. WIRE SERVICES***

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